UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 6

1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,250,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 21,000,000 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,250,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13. Percent of Class Represented by Amount in Row (11) 57.8% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Excludes 4,500,000 shares of Common Stock underlying a stock option that the Reporting Person has informed the Issuer he does not intend to exercise prior to its expiration on January 1, 2012.

(2) The percentage is calculated based upon 37,721,469 shares of Common Stock outstanding, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011, as adjusted to reflect the issuance of 823,157 shares of common stock pursuant to the conversion of two convertible notes and 5,150,000 restricted shares of Common Stock.

CUSIP No. 83303W109	Page 3 of 6

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed on March 4, 2011 by the Reporting Person with the Securities and Exchange Commission (as amended, the “Schedule 13D”).  This Amendment is being filed to disclose a change in beneficial ownership of the Reporting Person relating to the acquisition of restricted shares of Common Stock.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.   Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Snap Interactive, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 462 7th Avenue, 4th Floor, New York, New York 10018.  The number of shares of Common Stock included in this Schedule 13D has been adjusted to reflect the three-for-one forward stock split that occurred on January 14, 2010.

Item 2.   Identity and Background.

Items 2(b) and 2(c) of the Schedule 13D are hereby amended and restated as follows:

(b)      The principal business address of the Reporting Person is 462 7th Avenue, 4th Floor, New York, New York 10018.

(c)      The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement.  The principal occupation of the Reporting Person is serving as President and Chief Executive Officer of the Issuer.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On December 14, 2011, the Board of Directors of the Issuer awarded the Reporting Person 4,250,000 restricted shares of Common Stock.  The restricted shares of Common Stock were issued under a restricted stock award agreement that was executed on December 16, 2011.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following as of the date hereof:

On December 14, 2011, the Board of Directors of the Issuer awarded the Reporting Person 4,250,000 restricted shares of Common Stock as compensation for serving as the Issuer’s President and Chief Executive Officer.  The restricted shares of Common Stock were issued under a restricted stock award agreement that was executed on December 16, 2011.  The Reporting Person informed the Issuer that he does not intend to exercise a stock option to purchase 4,500,000 shares of Common Stock prior to its expiration on January 1, 2012.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)       The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto, that includes 4,250,000 restricted shares of Common Stock granted on December 14, 2011, and excludes 4,500,000 shares of Common Stock that the Reporting Person has the right to acquire pursuant to a stock option with an exercise price of $0.13 per share.  The Reporting Person informed the Issuer that he does not intend to exercise the stock option prior to its expiration on January 1, 2012, and the Reporting Person disclaims beneficial ownership over the 4,500,000 shares of Common Stock underlying such stock option.  If the Reporting Person were deemed to beneficially own the shares of Common Stock underlying the stock option, then he would beneficially own an aggregate of 61.7% of the class of securities identified pursuant to Item 1.

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(b)       Number of shares as to which each Reporting Person has:

(i)    sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)   shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)  sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)  shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)       Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
12/14/2011	Reporting Person	4,250,000		$0	Acquisition from the Issuer

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On December 14, 2011, the Board of Directors of the Issuer awarded the Reporting Person 4,250,000 restricted shares of Common Stock.  The Reporting Person executed a restricted stock award agreement (the “Award Agreement”) with the Issuer on December 16, 2011, defining the terms of the grant.  The restricted shares of Common Stock are currently voteable by the Reporting Person and vest upon the earlier of the tenth anniversary of the date of grant or upon a “change in control” of the Issuer, provided that the Reporting Person is still providing services to the Issuer or its subsidiaries on the applicable vesting date. The foregoing description of the Award Agreement is qualified in its entirety by reference to the Award Agreement filed as Exhibit 99.5 hereto, which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Employment Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.2
Amendment No. 1 to Employment Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.3
Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.4	Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed March 4, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.5	Restricted Stock Award Agreement (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

CLIFFORD LERNER /s/ Clifford Lerner

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Employment Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.2
Amendment No. 1 to Employment Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.3
Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 relating to the Common Stock of the Issuer filed February 11, 2011 by the Issuer with the Securities and Exchange Commission).

99.4	Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed March 4, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.5	Restricted Stock Award Agreement (filed herewith).